SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

Realbiz media group, Inc.

(Name of Issuer)

COMMON Stock, $0.001 par value

(Title of Class of Securities)

94762T 10 7

(CUSIP Number)

December 31, 2014

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 6 Pages)

1.	NAME OF REPORTING PERSON F. Berdon & Co., LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13 312 7787
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,718,948 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 7,718,948 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,718,948 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12.	TYPE OF REPORTING PERSON: OO

Item 1(a).	Name of Issuer.
RealBiz Media Group, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.

2690 Weston Road, Suite 200, Weston, FL 33331
Item 2(a).	Names of Person Filing.
F. Berdon & Co., LLC (“F Berdon”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

222 Purchase Street, Suite 308 Rye, NY 10580
Item 2(c).	Citizenship.

Delaware

Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number.

94762T 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

F Berdon beneficially owns 7,718,948 shares of Common Stock as of the date hereof. The 7,718,948 shares of Common Stock beneficially owned by F Berdon includes (i) 3,300,000 shares of Common Stock and (ii) 4,418,948 shares of Common Stock issuable upon partial conversion of a convertible debenture originally issued by Next 1 Interactive, Inc. (the “Next 1 Note”). Additionally, the Next 1 Note is convertible into additional shares of Common Stock and F Berdon owns a Common Stock purchase warrant to purchase up to an additional 1 million shares of Common Stock (the “Warrants”), however, the aggregate number of shares of Common Stock into which the Next 1 Note is convertible and the Warrants are exercisable and which F Berdon has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by F Berdon, including the shares of Common Stock subject to this Schedule 13G, does not exceed 9.99% of the total outstanding shares of Common Stock. Accordingly, the balance of the Next 1 Note and the Warrants are not currently convertible or exercisable, respectively, into Common Stock unless and until the actual shares of Common Stock held by F Berdon is less than 9.99% of the total outstanding shares of Common Stock.

Rick Berdon is the manager of F Berdon. By virtue of such relationship, Mr. Berdon may be deemed to have dispositive power over the shares owned by F Berdon. Mr. Berdon disclaims beneficial ownership of such shares.

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by F Berdon: 7,718,948 shares of Common Stock of the Issuer.
(b)	Percent of Class: F Berdon beneficially holds 9.99% of the Issuer’s issued and outstanding Common Stock (based on 77,266,755 shares of Common Stock issued and outstanding, as stated by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Commission on September 15, 2014).
(c)	Number of shares as to which F Berdon has:
(i)	Sole power to direct the vote: 7,718,948 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 7,718,948 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2015

F. Berdon & Co., LLC

By:	/s/ Rick Berdon
	Name:	Rick Berdon
	Title:	Authorized Signatory